Filed by Telemar Norte Leste S.A.
Pursuant to Rule 425 of the Securities Act of 1933
Subject Company: Tele Norte Leste Participações S.A.
Commission File No.: 001-14487

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY TELEMAR NORTE LESTE S.A. RELATING TO THE PROPOSED MERGER OF TELE NORTE LESTE PARTICIPAÇÕES S.A. WITH AND INTO BRASIL TELECOM S.A.

* * * * *

Additional Information and Where to Find It:

This communication contains information with respect to the proposed merger (incorporação) of Tele Norte Leste Participações S.A. (“TNL”) with and into Brasil Telecom S.A. (“Brasil Telecom”).

In connection with the proposed merger of TNL into Brasil Telecom, Telemar Norte Leste S.A. (1) has caused Brasil Telecom to file with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of TNL, and (2) has filed and will file with the Commission other documents regarding this proposed merger.

We urge investors and security holders to carefully read the prospectus and other relevant materials when they become available as they will contain important information about the proposed merger.

Investors and security holders will be able to obtain the documents filed with the Commission regarding the proposed merger, when available, free of charge on the Commission’s website at www.sec.gov or from Brasil Telecom.

EXHIBITS

Exhibit Number	Description of Document
1	Letter from the São Paulo Stock Exchange (BM&FBOVESPA) dated November 11, 2011 to Tele Norte Leste Participações S.A., Telemar Norte Leste S.A., Coari Participações S.A. and Brasil Telecom S.A. (English translation).

2	Notice to the Market (Comunicado ao Mercado) dated November 14, 2011, filed by Tele Norte Leste Participações S.A., Telemar Norte Leste S.A., Coari Participações S.A. and Brasil Telecom S.A. with the São Paulo Stock Exchange (BM&FBOVESPA) and the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (English translation).